February 6, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technology and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Megan Akst, Senior Staff Accountant
Christine Dietz, Assistant Chief Accountant

Re:	Autodesk, Inc.

Form 10-K for the Fiscal Year Ended January 31, 2018

Filed March 22, 2018

Form 10-Q for the Quarterly Period Ended April 30, 2018

Filed June 8, 2018

File No. 000-14338

Ladies and Gentlemen:

Autodesk, Inc. (“Autodesk, the “Company” or “we”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 20, 2018, relating to the Company’s Form 10-K for the fiscal year ended January 31, 2018 (File No. 000-14338) originally filed with the Commission on March 22, 2018 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended April 30, 2018 (File No. 000-14338) originally filed with the Commission on June 8, 2018 (the “Form 10-Q”).

In this letter, the comments from the Staff have been recited in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended April 30, 2018

Note 3. Revenue Recognition, page 10

1.

We note your response to prior comment 1. With a specific focus on your AutoCAD and AutoCAD LT product subscriptions (collectively “AutoCAD”), please tell us how you concluded that the promise to transfer the AutoCAD desktop application is not separately identifiable from the promise to transfer AutoCAD cloud services in accordance with ASC 606-10-25-21. Within your response please discuss, at a minimum:

•

The specific functionalities that reside within the cloud services of AutoCAD and are incremental to the AutoCAD desktop application, with a focus on the specific functionalities that were significant to the Company’s conclusion that the AutoCAD desktop application is not distinct from the AutoCAD cloud services. Additionally, please describe the extent to which these specific AutoCAD cloud service functionalities are incremental to similar functionalities, if any, in the AutoCAD desktop application.

•	How the specific AutoCAD cloud service functionalities interact with and/or are integrated with the AutoCAD desktop application.

•

How you determined that the nature of the promise, in the context of the contract, is to transfer the combined item to which the AutoCAD desktop application and the AutoCAD cloud services are inputs (for example, how each of the AutoCAD desktop application and the AutoCAD cloud services significantly affects the other’s utility to the customer and therefore the customer’s ability to derive its intended benefit from the contract depends on the Company transferring both the AutoCAD desktop application and the AutoCAD cloud services). Consider whether one or more examples would be helpful to illustrate this point.

We respectfully advise the Staff that our AutoCAD and AutoCAD LT product subscriptions (collectively “AutoCAD Family”) represent an integrated offering of desktop software and cloud functionality that provide a device-independent, collaborative design workflow for designers and their stakeholders. AutoCAD is a computer-aided design (“CAD”) product that architects, engineers, and construction professionals rely on to create precise 2D and 3D drawings. AutoCAD LT offers many of the same capabilities, but is limited to 2D design. Our AutoCAD Family subscriptions provide our customers with the ability to create designs on multiple computing platforms, sync design data effortlessly between devices, collaborate with distributed team members, and share design intent with stakeholders from initial concept to finished project. As summarized in our previous response, the collaborative design workflow for AutoCAD Family products, the core value proposition to our customers, is created through the ongoing interaction between our desktop applications and cloud services which provides the following unique incremental functionalities:

•

Intelligent Cloud Data Management – Autodesk’s cloud functionality enables users to work with and transfer complex designs between teams without risk of losing critical data. Design is an iterative and increasingly distributed process, and the ability to reliably manage data across multiple stakeholders and versions is only possible with the cloud.

•

Mobility – The cloud also extends the reach of customers beyond their desktops to a wide variety of mobile devices. Our customers are increasingly utilizing Autodesk’s technology across multiple platforms (including desktop computers, tablets and smartphones, or through web browsers), and the cloud is critical in synchronizing settings and data across them.

•

Cloud Collaboration – Autodesk’s cloud capabilities provide access to designs that are worked on across teams of users in one workspace. The cloud also allows designers to share design intent with stakeholders leveraging the full, interactive 3D model (as opposed to limited flat images), regardless of whether they have access to Autodesk products themselves.

•	Rendering – Nearly unlimited computational power can be harnessed by running CPU-intensive rendering tasks in the cloud.

Intelligent Cloud Data Management

The foundation for these capabilities rests in the nature of AutoCAD design data. A design developed in AutoCAD is usually not a single file, but commonly draws data from multiple externally referenced (commonly referred to as “x-ref”) files. Those x-refed files may be located in multiple repositories and in a variety of formats, both native AutoCAD (DWG) and third-party. However, they all contribute important drafting and engineering data to the overall design.

For example, an architect may initiate a building design in an AutoCAD Family product. That design may incorporate distinct x-refed files for each floor of the building, the electrical systems, the air systems, or the plumbing. Those latter systems may be developed by other specialist engineers. The architect may choose windows from a particular vendor, and directly link the CAD data from the window vendor’s product file. If the window vendor uses a third-party CAD format, the architect can translate it to DWG by leveraging Autodesk’s always up-to-date cloud-based translators. More complex designs will incorporate significantly more x-refed files, exponentially increasing the data links that must be maintained for the complete design. A break in any of those links can lead to missing data, errors, inefficiencies and unnecessary costs for the design project.

For a single user who works alone (without collaborators or stakeholders) on a single desktop device and maintains all of his or her data locally on their hard drive, managing x-ref data may not be difficult. However, such users are an increasingly small portion of AutoCAD Family subscribers. Design is an iterative and increasingly distributed process (with team members separated by organization, company, or geography), and users are increasingly utilizing Autodesk’s technology across multiple devices, both desktop and mobile. These broad technological trends substantially complicate the management of x-ref designs; as soon as a user attempts to move a design between devices (say, from desktop to mobile) or share with another team member, they must account for all the linked files or risk the loss of crucial design or engineering data. Referring to our example above, the architect may transfer his or her design to another user without accounting for a link to the window vendor CAD file. In that instance, the recipient would open the design to find that the building has no windows. While this error may be easily noticed, other missing data may not be as evident and lead to subsequent errors and costly rework.

Autodesk’s cloud storage (formerly “A360 Drive”, now “Autodesk Drive”) provides all Autodesk subscribers (including AutoCAD Family subscribers) with an intelligent cloud data management solution that sees the design holistically. When a user creates or edits a design in his or her Autodesk Drive account, our cloud functionality tracks any added or updated x-refs, regardless of their location (on the user’s local computer, their Autodesk Drive account, or another subscriber’s account which has been shared with them). For example, if someone using third-party storage simply relocates x-refed files to different folders, they will break the links to their design and lose important data. In contrast, Autodesk Drive will maintain links even if the x-refed files are moved to other directories. Autodesk’s cloud functionality manages the entire design, regardless of the number of x-refed files, at all times and in a manner which is effortless for the user. The following publicly-available promotion video demonstrates this core cloud functionality:

https://www.youtube.com/watch?v=MbyWLHWd0_0

Mobility

This cloud-based technological foundation enables numerous mobility and collaboration capabilities for our AutoCAD Family products which are directly integrated with the desktop and mobile software applications and will grow increasingly more so over time. One such capability is device independence. AutoCAD Family subscribers have access to the AutoCAD Mobile app, which provides viewing and editing functions on iOS and Android devices. They also have access to AutoCAD Web, which can be accessed on any device through a web browser. The seamless transfer of a design, including all x-ref data, from the AutoCAD Family desktop products is initiated through the “save to web and mobile” buttons directly integrated within those applications. A dialogue menu enables users to select the entire design or specific portions for transfer. Our cloud-based intelligent cloud data management functionality draws the relevant data from across the x-refed files and packages it in the user’s Autodesk Drive account, where it can then be accessed remotely via the AutoCAD Mobile or Web applications. Edits made by the user on remote devices may then be saved back to the user’s desktop system, including all changes to impacted x-refed files. The following publicly-available promotion video demonstrates this functionality:

https://www.youtube.com/watch?v=nHFcgUDNjA4

Collaboration

When an AutoCAD Family subscriber needs to collaborate with other designers, he or she may invite those other users to access a particular Autodesk Drive account. Those collaborators may then edit the design directly, and Autodesk’s intelligent cloud data management will automatically update all x-refed data and visualizations that were saved by the AutoCAD Family desktop software. Autodesk Drive also provides the user with access control and version management capabilities for designs shared with other team members.

Collaborating on anything but the simplest designs becomes extraordinarily difficult with third-party cloud storage offerings. A user must manually identify all the relevant linked files for the design and save them in the third-party storage account. As more x-ref files are incorporated into a design, the difficulty of managing edits through third-party storage increases exponentially. For example, if someone shares their design folder in a third-party cloud storage offering, but fails to identify and provide access to every other folder which contains files x-refed in the design, the x-ref links will be broken and the collaborator will have missing data. The design workflow becomes highly inefficient, with a significant risk of critical data loss.

Autodesk’s cloud functionality also enables AutoCAD Family subscribers to collaborate with Shared Views. Users may leverage this capability to get feedback on a design while restricting access to the actual files, or from team members and stakeholders who don’t have access to the AutoCAD Family desktop software themselves. The Shared Views function is directly integrated into the AutoCAD Family desktop software, and accessed through the application menu or collaboration tab. The application dialogue allows users great control over the data which is shared, including specific layers, objects and engineering metadata. The Shared View is generated by Autodesk’s cloud functionality and a web link is provided through the desktop software and can then be sent to others. Those who are provided with the link can access the cloud-based model view in a web browser, and interact with it in a number of ways:

•	Layers can be turned on or off, and individual objects can be isolated, allowing the viewer to focus on points of interest.

•	3D designs may be rotated and viewed from any angle. The Shared View is not a flat image, but a complete 3D model.

•	Engineering metadata can be examined. For example, the viewer may highlight a wall in a building design and get precise measurements of length, height or thickness.

•

Viewers may mark-up and draft comments, and save these to the Shared View file. The designer is then notified of the feedback, and can download it from his or her Autodesk Drive account. The user can then respond to the feedback with comments or edits directly within the desktop software.

The following publicly-available promotion video demonstrates this functionality:

https://www.youtube.com/watch?v=GEwN9J4NnrE

Without the AutoCAD Family software and our cloud functionality working together, such collaboration is not possible. If a designer lacking our cloud functionality needed feedback from another AutoCAD Family user, he or she would have to send the full set of design files. This leads to the same complexities in transferring x-refed designs outlined above. To get feedback from a non-user, the designer would be limited to sending flat images (for example, JPEG or PDF) of the design that lack rich engineering metadata and ability to interact with the design as described above. Shared Views represents an integration of our desktop software and cloud-based data management that provides unique capabilities to our subscribers, significantly increasing the utility of the design workflow.

Rendering

While AutoCAD LT focuses on 2D designs, AutoCAD’s 3D functionality enables users to leverage Autodesk’s powerful cloud-based rendering functionality. Autodesk’s cloud services translate AutoCAD designs into photorealistic and high-resolution images in less time. The virtually infinite computing capacity of the cloud allows customers to run computationally intense rendering tasks without slowing down his or her desktop or the need for expensive hardware. An AutoCAD user simply selects the “render in the cloud” button in the desktop application, which automatically loads his or her 3D design to Autodesk’s cloud rendering engine. Users can simultaneously test the performance of multiple design options at low resolution to identify the best visualization parameters (including camera angle, framing, lighting, etc.). Once the best options are identified, the user can quickly run a high-resolution image that he or she may present to project stakeholders to clearly express design intent. Although high-resolution renders are metered (consuming a number of “cloud credits” which are bundled with AutoCAD Family subscriptions), users may run an unlimited number of lower-resolution renders which allows them to rapidly increase the number of visualization options they can consider as an integrated part of their workflow. Without this cloud capability, users would be unable to simultaneously perform design work while these processes run or would require distinct dedicated hardware.

The following publicly-available promotion video demonstrates this functionality:

https://www.youtube.com/watch?v=UrRXXM5gHDg

The following tables summarizes the key capabilities of the AutoCAD Family products described above, and the extent to which Autodesk’s cloud services provide significant incremental functionality:

AutoCAD

Source of functionality	Create and edit x-ref designs	Intelligent cloud data management	Mobility	Cloud Collaboration	Rendering
Desktop software	X				X

Cloud	X	X	X	X	X

Extent to which cloud functionality above is incremental to similar functionalities, if any, in the desktop software	Users may create and edit designs entirely in a browser via AutoCAD Web, without the need to install desktop software	Fully incremental – provided only through Autodesk’s cloud functionality	Fully incremental – provided only through Autodesk’s cloud functionality	Fully incremental – provided only through Autodesk’s cloud functionality	Significant incremental functionality – while rendering may be performed on a user’s desktop, it diminishes the user’s ability to continue working on their computer

AutoCAD LT

Source of functionality	Create and edit x-ref designs	Intelligent cloud data management	Mobility	Cloud Collaboration
Desktop software	X

Cloud	X	X	X	X

Extent to which cloud functionality above is incremental to similar functionalities, if any, in the desktop software	Users may create and edit designs entirely in a browser via AutoCAD Web, without the need to install desktop software	Fully incremental – provided only through Autodesk’s cloud functionality	Fully incremental – provided only through Autodesk’s cloud functionality	Fully incremental – provided only through Autodesk’s cloud functionality

Nature of the Promise to the Customer

As described in detail above, each of these capabilities is achieved by interaction of the AutoCAD Family desktop software and our cloud functionality. The functions are initiated within the desktop software, either as foundational x-ref design data structure or through application commands and dialogues. Those software actions directly trigger the cloud functionality to draw the relevant data, transfer it, share it or render it. As the cloud-based data is interacted with (by the user on other devices, or by other collaborators), the changes and feedback are seamlessly returned to the user’s desktop software.

While we concluded that the desktop software in our AutoCAD Family subscriptions is capable of being distinct within the guidelines of ASC 606-10-25-19 as a user can perform certain stand-alone design functions solely on their desktop computer, we concluded the desktop software and cloud services are not distinct within the context of the contract as they are highly integrated, interdependent, and interrelated in a manner consistent with ASC 606-10-25-21(c).

As noted in our initial comment letter response, we considered the Basis for Conclusions paragraphs in ASU 2016-10 to understand the Financial Accounting Standards Boards’ intent in ASC 606-10-25-21:

BC29 of ASU 2016-10:

“…The inputs to a combined item (or items) concept might be further explained, in many cases, as those in which an entity’s promise to transfer the promised goods or services results in a combined item (or items) that is greater than (or substantively different from) the sum of those promised (component) goods and services.”

BC32 of ASU 2016-10:

“…Therefore, the entity should evaluate whether two or more promised goods or services (for example, a delivered item and an undelivered item) each significantly affect the other (and, therefore, are highly interrelated or highly interdependent) in the contract. The entity should not merely evaluate whether one item, by its nature, depends on the other (for example, an undelivered item that would never be obtained by a customer absent the presence of the delivered item in the contract or the customer having obtained that item in a different contract).”

BC33(b) of ASU 2016-10:

“…Therefore, utility also is relevant in evaluating whether two or more promises in a contract are separately identifiable because even if two or more goods or services are capable of being distinct because the customer can derive some measure of economic benefit from each one, the customer’s ability to derive its intended benefit from the contract may depend on the entity transferring each of those goods or services.”

We also considered AICPA Software Revenue Recognition Issue #14-1: Determining Whether Software Intellectual Property is Distinct in Cloud Computing Arrangements (i.e., Hosting, Software-as-a-Service and Hybrid Software/SAAS), specifically paragraph 16(b):

“A portion of the hosted functionality is available from other vendors, but the entity provides significant additional utility from the manner in which it integrates the software with its own hosted functionality. For example, the online storage and sharing is integrated with the on-premise software in such a manner that the customer gains capabilities or workflow efficiencies that would not be available when using another vendor’s hosted services. In such circumstances the on-premise software is capable of being distinct, but the customer obtains a significant functional benefit by purchasing the complete hybrid offering from the entity. This may indicate that the software license and hosting service are interrelated to each other, and are not distinct within the context of the contract.”

In Example 10, Case C of ASC 606, software and updates “are not separately identifiable because the license and the updates are, in effect, inputs to a combined item (anti-virus protection) in the contract. Consequently, the license and updates fulfill a single promise to the customer in the contract (a promise to provide protection from computer viruses.)” Similarly, the capabilities enabled by the two-way interaction of our AutoCAD Family desktop software and cloud functionality are part of the core promise to our subscription customers. Autodesk specifically and actively markets this functionality as a key user benefit for our subscriptions. The links above represent publicly-available marketing videos promoting these features, which clearly explain the interaction between the software and cloud to deliver them. Autodesk’s marketing of these benefits extends through multiple channels, including the following:

•	Autodesk’s public website for the AutoCAD Family products, as well as specifically for AutoCAD Mobile, AutoCAD Web, Autodesk Drive, and Autodesk cloud rendering.

•	Print advertising and direct marketing materials, as well as collateral and training provided to Autodesk’s resellers for their promotion of our subscriptions.

•	Social media communications, including Autodesk’s official Twitter, Facebook and Instagram feeds, as well as our public web blogs.

•	Presentations and classes at our worldwide Autodesk University user conferences, many of which are recorded and made available on our website for public viewing.

We have included extensive examples of our promotional material for the cloud-enabled capabilities of our AutoCAD Family subscriptions in an exhibit to this response.

The nature of promises made to our customers in these materials is to provide a technology solution that allows our customer to collaborate on design projects more effectively and efficiently by being able to view, share, and review design projects seamlessly. Without the ongoing cloud functionality, the features described above would simply not work and we would fail to deliver on that promise to our subscribers. While users can derive benefits from the desktop software alone, their ability to derive the intended benefit from the contract—in the form of, among other things, creation of designs on multiple platforms, data syncing, collaboration, and sharing of design intent—depends on Autodesk transferring both the software and cloud services to the user and the risks are therefore not separable. This is consistent with the Basis for Conclusions paragraph 106 which acknowledges that the “notion of ‘separately identifiable’ [in ASC 606-10-25-21] is based on the notion of separable risks in paragraph BC103 (that is, whether the risk that an entity assumes to fulfill its obligation to transfer one of those promised goods or services to the customer is a risk that is inseparable from the risk relating to the transfer of the other promised goods or services).”

Furthermore, the customer would suffer a significant diminution in utility if the cloud functionality is not provided, in a manner consistent with the concepts of the Basis for Conclusions and AICPA Software Revenue Recognition Issue #14-1. This diminution of utility would stem from not having the ability to do certain activities (e.g., data management, collaboration features, device independence), even if they employed significant manual “work arounds”, or from efficiency loss due to increased CPU consumption on their desktops for rendering tasks.

After considering the functional nature of our product subscriptions, as well as the customer’s expectations, we have concluded that the desktop applications and cloud functionality are not distinct in the context of the contract and should be accounted for as a single performance obligation. The value to the customer in our product subscriptions is derived from the high degree of interaction of the desktop applications and cloud functionality, which is not available with the desktop applications alone or in conjunction with third-party services.

Accordingly, our product subscriptions are a combined output that is based on the high degree of interaction and interdependence between inputs that are the desktop software and cloud functionality, as suggested in BC29 of ASU 2016-10, and therefore they are highly interrelated as described under ASC 606-10-25-21(c).

* * * *

Please direct your questions or comments to me at (415) 507-5000.

Very truly yours,

/s/ R. Scott Herren

R. Scott Herren
Senior Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:

Andrew Anagnost, Autodesk President and Chief Executive Officer

Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Douglas K. Schnell,, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation

Michael Turner, Ernst & Young LLP

Marketing of the AutoCAD web and mobile apps Lynn Wuthnow Senior Marketing Manager, AutoCAD Family

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How to use Apple Pencil with AutoCAD mobile app - YouTube
Introducing Autodesk® AutoCAD® mobile (formerly known as AutoCAD 360), a powerful mobile app that gives you essential tools for on-the-go CAD work. These Tut...
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Published by Lindsay Bruce · April 21 at 10:23am
Friday fill-in-the-blank: How do you use the AutoCAD mobile app?
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August 10 ·

From shared views to specialized toolsets, the AutoCAD team's Volker Cocco takes a deep dive into what's new in AutoCAD 2019 in this one-hour webinar.
https://autode.sk/2mUE4YW

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AutoCAD
April 2 ·

Have you discovered Shared Views in AutoCAD 2019? Learn how to use this new functionality to streamline the way you share your drawings: http://autode.sk/2Edyp6K

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July 25 ·

With AutoCAD 2019, you can publish design views of your drawing in a web browser for viewing and commenting. Visit https://autode.sk/2LxBSRO to learn about more new features!

AutoCAD now allows you to publish design views to a URL

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AutoCAD
July 27 ·

Have you tried the AutoCAD mobile app? Learn more: https://autode.sk/2Lx6pzo

With the AutoCAD mobile app

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AutoCAD
December 14, 2018 at 2:00 PM ·

Did you hear? Autodesk is bringing the desktop engine of AutoCAD to the iPad, allowing viewing and editing of files with performance as fast as the fastest PCs. https://autode.sk/2rEkzWQ

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Autodesk Brings Core Desktop Engine of AutoCAD to iPad | AutoCAD Blog | Autodesk

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July 26 ·

Create, edit, view, and share CAD drawings from any device—through the browser! Learn more: https://autode.sk/2Lb8zIT

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The new AutoCAD web app

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AutoCAD
May 9 ·

"On March 22 we hit a major milestone. [With the] AutoCAD web app, we were able to unlock the power of AutoCAD in the browser, with zero download required."

—Senior Product Line Manager Marcus O'Brien presents the power of the AutoCAD web app at #io18

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AutoCAD
November 14, 2018 ·

Have you tried the AutoCAD mobile app? Stop by the AutoCAD answer bar at #AU2018 and give it a spin on the Surface hub.

Not at AU? Give it a try on your own device. https://autode.sk/2K5oLax

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March 7
Want to learn more about the AutoCAD mobile app? Download the free iBook to get started:
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Take the power of AutoCAD wherever you go
Getting started with AutoCAD mobile app by Autodesk, Inc. on iBooks
Download the free iBook, "Getting started with AutoCAD mobile app" by Autodesk, Inc.. You can read this book with iBooks on your iPhone, iPad, iPod touch, or Mac.
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March 15
Check out this quick demo of the AutoCAD mobile #app. Learn more here:
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Especially around the Windows ecosystem
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April 12 at 10:23am
See how you can insert— and take measurements from— images in the AutoCAD Mobile App. Learn more: http://autode.sk/2oY7WXA
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AutoCAD Mobile App
Published by Jaclyn Dab [?] · November 16, 2018
Folks at #AU2018 took a spin with the AutoCAD mobile app on the Surface Hub!
Give it a try on your own device. https://autode.sk/2K5oLax
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April 19 at 2:15pm
We asked customers at Autodesk University how they are using the AutoCAD mobile app. Watch the video to hear what they had to say! Learn more: http://autode.sk/2ot4aR3
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Have you tried editing DWGs in the AutoCAD web app? Find out how easy it can be to edit your DWGs online when you have a subscription to AutoCAD!
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autocad • Following
The Venetian Resort Las Vegas
autocad The @AutoCADmobile app on a @Microsoft Surface Hub is 🙌. If you're at AU, check it out at the Answer Bar!#AU2017 #AutoCADAU
mahsa.hatami.k @mreza.ir ایو سین
e.pedroleal Preciso de um desses
opuestocateto Use Revit dudeeeeeeds
ghassaq_alhayali I love autocad like my babe @ghufran_alkubaisy
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autocad • Following
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autocad The AutoCAD mobile app on @Microsoft Surface Hub, part 2. 🙌 #AU2017
saifulakmal01 Is there an AUTOCAD app for android?
jabirshamsudheen 👌👌👌👍
elxwingboricua I'd love to try that with my AutoCad X-Wimg from Star Wars VII...
can06_90 👍👍
dxbcute9 I need someone to do me my Autocad project i will give u 25$
fanih_fahreza @fahrialifp anjay bgt nh rii
fahri_arts Lu bikin rumah yang bisa nembakin rudal keren tuh za @fanih_fahreza
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Whose CAD Is It Anyway? An Interactive Workshop on the AutoCAD Mobile

INSTRUCTIONAL DEMO · LAS VEGAS · 2017

Learn how to use the AutoCAD mobile app. Lets re-imagine your everydays work scenarios, but this time - you have all your drawings and editing tools on the go and just few taps away. See how adding the mobile a toolset can alter your approach to some of your more common on-field tasks and your ability to complete them on the spot.

Eduard Mitelman, Tirza Ben-Ner, Victor Dekalov, Sivan Arbiv

0

One AutoCAD Keynote

INSTRUCTIONAL DEMO · LAS VEGAS · 2018

This class will talk about everything the AutoCAD team is working on Windows, Mac, Web and Mobile. We'll talk about some key features released and give you a sneak peek into what's coming up.

Maayan Gottlieb, Rajeshree Dembla, Dania El Hassan

0

AutoCAD Mobile—Use the Power of Mobile to Boost Your Efficiency

INDUSTRY TALK · LAS VEGAS · 2017

The class will provide the ability to learn about the advantages of adding AutoCAD mobile app to your tool belt to complete your day-to-day tasks more efficiently than ever before. In this class we will discuss how customers leverage the integration of AutoCAD mobile with laser measuring devices, camera, GPS and more, complete workflows from the office to the field and back, as well as share valuable tips to better ensure you're using AutoCAD mobile to its full potential. Additionally, we will highlight what's new in AutoCAD mobile, and look at the exciting plans for next year.

Maayan Gottlieb, Eduard Mitelman

0

Autodesk University Classes (AutoCAD web and mobile app focused)

Autodesk University Classes (AutoCAD web and mobile app focused)

It's OK to share
Different levels of permissions
Free for viewing
Available on any platform
Easy to learn

AutoCAD 360–How to Use Mobile AutoCAD to Be More Productive

INDUSTRY TALK · LAS VEGAS · 2016

Learn how to best utilize AutoCAD 360 to improve your day-to-day CAD work whether in or outside the office

Elad Lebovitch, Eduard Mitelman

0

3 p 39 p

Turbo-Power Your Design Productivity with AutoCAD Mobile App on Windows 10

INSTRUCTIONAL DEMO · LAS VEGAS · 2018

This is an instructional class where I will show and tell about AutoCAD Mobile on Universal Windows Platform. I will showcase how it can be installed on multiple device and users can work on the same file without getting stuck with a single device. I will demo some of the powerful features which we developed to support UWP framework, also how to use attached accessories like a stylus, keyboard, Mouse and surface dial. I will show how open you own file from any source whether it‚Äôs local storage or any cloud service. I will talk and demo about some of the scenarios where a user can use AutoCAD Desktop with AutoCAD mobile.

0

A360 Drive: Uploading a document
Selecting files
Dragging and dropping files
Uploading multiple files
Organizing your files in to sub-folders

24 p

Optimizing Your AutoCAD Desktop to Go Mobile

INSTRUCTIONAL DEMO · LAS VEGAS · 2016

Take your AutoCAD desktop mobile using A360 Drive and AutoCAD 360

Shaun Bryant

0

5 p

AutoCAD Windows Mobile App–A “Cohesive Experience” for Mobile/Desktop Users

INSTRUCTIONAL DEMO · LAS VEGAS · 2017

Learn about AutoCAD Windows mobile app, newest addition to AutoCAD Mobile family - blurring the experience gap between desktop and mobile users. One app that runs on all Win 10 devices - phones, tablets, laptops anddesktops.

Hemant Jaggi, Amarjeet Sonkar

0

Autodesk University Classes (AutoCAD web and mobile app focused)

Autodesk University Classes (AutoCAD web and mobile app focused)

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AutoCAD Web: There Can Be Only One

INSTRUCTIONAL DEMO · LAS VEGAS · 2018

Take your AutoCAD desktop with you on the road by utilizing AutoCAD Web, the AutoCAD mobile app and the AutoCAD cloud services; A360 Drive and Autodesk Viewer

Shaun Bryant

0

34 p

AutoCAD: Take Your AutoCAD on the Road with You and Go Mobile

INSTRUCTIONAL DEMO · LAS VEGAS · 2018

Take your AutoCAD designs on the road with you! Learn how to with Shaun Bryant, AutoCAD guru and AutoCAD Influencer. Discover how to configure and synchronize your desktop AutoCAD with A360 Drive and then save your designs to Web and Mobile, ready to get out on the road with AutoCAD. Then, learn how to work with AutoCAD Mobile and AutoCAD Web to collaborate, revise and synchronize your designs with your team and for further inspection once you get back to base!

Shaun Bryant

0

AutoCAD Anywhere: Combine the Power of AutoCAD and Your Mobile Device

INDUSTRY TALK · LAS VEGAS · 2018

In this class, we'll discuss how you can use leverage the One AutoCAD approach on your mobile devices to optimize workflows and maximize the experience. You'll learn how to complete workflows from the office to the field and back, and share valuable tips to better ensure you're using AutoCAD mobile to its full potential. Additionally, we'll highlight what's new in AutoCAD mobile, and look at the exciting plans for next year.

Eduard Mitelman, Maayan Gottlieb

0

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INDUSTRY

Autodesk University Classes (AutoCAD web and mobile app focused)

Autodesk University Classes (AutoCAD web & mobile app focused)

3 p 39 p

Turbo-Power Your Design Productivity with AutoCAD Mobile App on Windows 10

INSTRUCTIONAL DEMO · LAS VEGAS · 2018

This is an instructional class where I will show and tell about AutoCAD Mobile on Universal Windows Platform. I will showcase how it can be installed on multiple device and users can work on the same file without getting stuck with a single device. I will demo some of the powerful features which we developed to support UWP framework, also how to use attached accessories like a stylus, keyboard, Mouse and surface dial. I will show how open you own file from any source whether it‚Äôs local storage or any cloud service. I will talk and demo about some of the scenarios where a user can use AutoCAD Desktop with AutoCAD mobile.

Amarjeet Sonkar

0

It's OK to share
Different levels of permissions
Free for viewing
Available on any platform
Easy to learn

AutoCAD 360–How to Use Mobile AutoCAD to Be More Productive

INDUSTRY TALK · LAS VEGAS · 2016

Learn how to best utilize AutoCAD 360 to improve your day-to-day CAD work whether in or outside the office

Elad Lebovitch, Eduard Mitelman

0

5 p

AutoCAD Windows Mobile App–A “Cohesive Experience” for Mobile/Desktop Users

INSTRUCTIONAL DEMO · LAS VEGAS · 2017

Learn about AutoCAD Windows mobile app, newest addition to AutoCAD Mobile family - blurring the experience gap between desktop and mobile users. One app that runs on all Win 10 devices - phones, tablets, laptops anddesktops.

Hemant Jaggi, Amarjeet Sonkar

0

Autodesk University Classes (AutoCAD web & mobile app focused)

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December 14, 2018 at 2:00 PM ·

Did you hear? Autodesk is bringing the desktop engine of AutoCAD to the iPad, allowing viewing and editing of files with performance as fast as the fastest PCs. https://autode.sk/2rEkzWQ

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Autodesk Brings Core Desktop Engine of AutoCAD to iPad | AutoCAD Blog | Autodesk

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THE CAD IS FAB

Will the new AutoCAD help kill the laptop?

By DANIEL HOROWITZ , MATTHEW MARANI • November 5, 2018

Design at Work · News · Product · Technology

The newly rolled out version of AutoCAD features the same core engine on both mobile and computer pla
(Courtesy Autodesk)

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On October 30, Apple CEO Tim Cook took the stage at the Brooklyn A of Music to unveil the tech giant's new and improved iPad Pro tablet. T
iPad Pro for the first time features the desktop engine of AutoCAD, wit users being able to create, edit, and view drawings directly on the mobi device.

According to Marcus O'Brien, senior product line manager for AutoCA

AUTOCAD BLOG

BRINGING DESKTOP ENGINE OF AUTOCAD TO iPAD

PRODUCT NEWS

Autodesk Brings Core Desktop Engine of AutoCAD to iPad

The AutoCAD Team · December 14, 2018

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Why is this so exciting? The AutoCAD mobile app is leveraging the same core engine that drives the AutoCAD desktop application. So it feels just like the real desktop version of AutoCAD on iPad Pro because it is AutoCAD.

Users expect accuracy and high fidelity whether they are working at their desk or on the go. They need to create in the digital world, but develop in the physical world.

AutoCAD mobile app and Apple AutoCAD was featured at Apple’s keynote event in Brooklyn, New York, where Apple introduced the new iPad Pro and Apple Pencil. “For the first time, Autodesk will be bringing the desktop engine of AutoCAD to the iPad. This will allow customers to view and edit files that contain hundreds of thousands of objects that you see here with performance as fast as the fastest PCs.”

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AutoCAD mobile app and Google Google is leveraging the AutoCAD logo within the Chromebook email to new users.

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